OFFICES Wells Fargo Capitol Center 150 Fayetteville Street, Suite 2300 Raleigh, North Carolina 27601 _________	April 2, 2013	MAILING ADDRESS P.O. Box 2611 Raleigh, North Carolina 27602-2611 _________ TELEPHONE: (919) 821-1220 FACSIMILE: (919) 821-6800

VIA EDGAR & HAND DELIVERY

Re:	Quintiles Transnational Holdings Inc.
Registration Statement on Form S-1
Filed February 15, 2013
File No. 333-186708

Jeffrey P. Riedler

Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549

Dear Mr. Riedler:

On behalf of Quintiles Transnational Holdings Inc. (“Quintiles”), we hereby transmit via EDGAR for filing with the Securities and Exchange Commission Pre-Effective Amendment No. 1 (“Amendment No. 1”) to the above-referenced Registration Statement on Form S-1 (the “Registration Statement”). The Registration Statement has been revised in response to your comment letter dated March 14, 2013 (the “Comment Letter”) and to reflect certain other changes. We are providing the Staff with clean and blacklined courtesy copies of Amendment No. 1.

We are also providing from Quintiles the following responses to the Comment Letter. The numbered paragraphs below correspond to the numbered comments in the Comment Letter, with the Staff’s comments presented in italics. Please note that all references to page numbers in the responses refer to the page numbers of Amendment No. 1.

General

1.	Please note that where we provide examples to illustrate what we mean by our comments, they are examples and not exhaustive lists. If our comments are applicable to portions of the filing that we have not cited as examples, please make the appropriate changes in accordance with our comments.

Quintiles respectfully acknowledges the Staff’s comment and confirms that it has made appropriate changes to the applicable portions of the Registration Statement.

Securities and Exchange Commission

April 2, 2013

2.	Please provide us proofs of all graphic, visual or photographic information you will provide in the printed prospectus prior to its use, for example in a preliminary prospectus. Please note that we may have comments regarding this material.

Quintiles respectfully acknowledges the Staff’s comment and has included in Amendment No. 1 all graphic, visual and photographic information that it currently intends to provide in the printed preliminary prospectus. Quintiles undertakes that it will provide the Staff with proofs of any graphic, visual or photographic information beyond what is in Amendment No. 1 that it intends to include in the printed preliminary prospectus prior to its use.

Prospectus Summary

3.	On the first page of your Prospectus Summary, please disclose the following information:

•	your total liabilities, total assets and shareholder deficit as of December 31, 2012;
•	that you paid a declared and paid dividends to your shareholders of $567.9 million during 2012;
•	that net income for your fiscal year ended December 31, 2012 was $177.5 million, or approximately 31.3% of the dividend paid to shareholders during that period; and
•	that your shareholders are selling shares in this offering.

In response to the Staff’s comment, Quintiles has revised its disclosure on page 1 in its Prospectus Summary to include the requested information.

4.	We note that the first seven pages of your Prospectus Summary are substantially identical to your first seven pages of your Business section. Please revise your Prospectus Summary to limit your disclosure to a brief overview of the most significant aspects of your business. See Item 503(a) of Regulation S-K and the instruction thereto.

In response to the Staff’s comment, Quintiles has revised the Prospectus Summary on pages 1 to 6 to make it a more concise summary of the most significant aspects of Quintiles’ business.

5.	Throughout your Prospectus Summary, you disclose your expected growth of your company and your market size throughout the world, the United States, Japan and Europe. On page 27, you disclose your restructuring plans in May 2012, July 2011 and May 2010. On page F-50, you disclose that your Board approved a restructuring plan in February 2013. Please expand your Prospectus Summary to balance your discussion of growth with your historical restructuring plans and reductions in force.

In response to the Staff’s comment, Quintiles has revised its disclosure on page 5 of its Prospectus Summary and page 86 of its Business section to address its historical restructuring plans and reductions in force in the context of its discussion of growth.

6.	Please expand your disclosure on page 2 to define net new business and backlog the first time you use these terms.

In response to the Staff’s comment, Quintiles has defined net new business and backlog on page 1.

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April 2, 2013

7.	Please expand your disclosure on page 8 to quantify the amount of your “substantial indebtedness” and the weighted average interest rate of this indebtedness as of December 31, 2012.

In response to the Staff’s comment, Quintiles has expanded its disclosure on page 7 to quantify the amount of its indebtedness and provided the weighted-average interest rate thereof as of December 31, 2012.

8.	Please revise the Risk Factors section of your summary to disclose the fact that you intend to be a “controlled company,” the ramifications of this classification, and the attendant risks to investors.

In response to the Staff’s comment, Quintiles has revised the risk factor disclosure on page 7 to disclose that it intends to be a “controlled company” and the ramifications and related risks to investors from this classification.

Risk Factors, page 17

9.	Please revise your disclosure to remove your reference to additional risks and uncertainties not presently known to you or that you currently believe to be immaterial. It is not appropriate to warn investors about risks and uncertainties that are not known to you or that you currently believe to be immaterial.

In response to the Staff’s comment, Quintiles has removed the reference on page 17 to additional risks and uncertainties not presently known to it or that it currently believes to be immaterial.

10.	In the past three years, if you have experienced the type of risk(s) which you have described in any of the below risk factors, please revise each such risk factor to clarify that you have experienced this risk and, if material, the facts and circumstances of the event.

In response to the Staff’s comment, Quintiles confirms that it has, where material, disclosed in the Registration Statement those circumstances where it has, during the past three years, experienced the type of risk(s) described in any of its risk factors.

“Disruptions in the credit and capital markets and unfavorable general economic conditions...” page 25

11.	In this risk factor, you disclose as an example that if your customers have difficulty obtaining necessary financing, they may reduce the projects that they outsource to you or maybe unable to make timely payments to you, which could have a negative impact on your business. Please revise your disclosure to clarify whether this has occurred in the past three years with any of your customers. If so, to the extent known, please disclose whether this is frequently the reason for a termination of or inability to make a payment due on a contract. If available, please quantify the cancellations that are due to inadequate funding and the amount of such payments due to you that are not timely.

In response to the Staff’s comment, Quintiles has revised the disclosure on page 25 to clarify that it is aware of a limited number of instances during the past several years where customer cancellations, changes in scope or failure to pay timely were attributable, at least in part, to difficulty in obtaining financing. Quintiles respectfully advises the Staff that it does not specifically track this information and is unable to quantify the amount of such occurrences.

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April 2, 2013

“Actions by government regulators or customers to limit a prescription’s scope...” page 28

12.	You disclose that if you are providing services to customers for drugs that are limited or withdrawn, you could suffer a loss of revenue with negative impacts to your financial results. Please expand your disclosure to disclose how and why this loss of revenue would occur.

In response to the Staff’s comment, Quintiles has expanded the disclosure on pages 28 to 29 to explain how and why loss of revenue would occur if it is providing services to customers for drugs that are limited or withdrawn.

13.	You disclose that you may enter into investment arrangements with respect to particular drugs. Please quantify the aggregate amount of your investments in these arrangements as of December 31, 2012.

In response to the Staff’s comment, Quintiles has revised its disclosure on page 27 to quantify, as of December 31, 2012, the aggregate amount of the arrangements whereby it has taken on some of the risk of the potential success or failure of the businesses or drugs of Quintiles’ customers or other drug companies.

“Our substantial debt could adversely affect our financial condition.” page 30

14.	Please expand your disclosure in this risk factor to disclose your total liabilities, total assets and shareholder deficit as of December 31, 2012.

In response to the Staff’s comment, Quintiles has expanded the disclosure on page 30 to include its total liabilities, total assets and shareholders’ deficit as of December 31, 2012.

“Interest rate fluctuations may affect our results of operations...,” page 31

15.	Please quantify the total dollar amount of your variable-rate interest debt that is not hedged under this risk factor.

In response to the Staff’s comment, Quintiles has quantified the total dollar amount of its variable-rate interest debt that is not hedged on page 31.

16.	Please expand your disclosure to disclose the weighted average interest rate of your indebtedness as of December 31, 2012.

In response to the Staff’s comment, Quintiles has expanded its disclosure on page 31 to include the weighted-average interest rate of its indebtedness as of December 31, 2012.

“As a public company, we will become subject to additional laws, regulations...,” page 33

17.	Please include in this risk factor an estimate of the annual compliance costs you will incur as a result of your reporting obligations as a public company.

In response to the Staff’s comment, Quintiles has revised the risk factor on page 34 to include a currently estimated range of its expected additional annual compliance costs.

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April 2, 2013

Market and Other Industry Data, page 37

18.	Please note that it is not appropriate to state or imply that you do not have liability for the statements in your registration statement. The statements “they do not guarantee the accuracy or completeness of such information,” “we have not independently verified the data” and “it is inherently imprecise” appear to imply that you are not taking liability for the industry, market and other data included in your registration statement. Please delete these statements or include a statement specifically accepting liability for these statements.

Quintiles respectfully acknowledges the Staff’s comment and has deleted the references noted in the Staff’s comment from page 37.

Use of Proceeds, page 38

19.	Please quantify the approximate amount of proceeds that will be used to pay all amounts outstanding under the $300.0 million term loan obtained by Quintiles Holdings in February 2012, including any related fees and expenses.

In response to the Staff’s comment, Quintiles has quantified the approximate amount of proceeds that will be used to pay all amounts outstanding under the $300.0 million term loan on pages 9 and 38.

20.	Please separately quantify the amount of proceeds that will be used to pay the term loans under your senior secured credit facilities and the amount of proceeds that will be used for general corporate purposes.

In response to the Staff’s comment, Quintiles respectfully advises the Staff that Quintiles has not yet determined the amount of the proceeds that may be used to pay down the term loans under its senior secured credit facilities. Once any such determination has been made, Quintiles will update the disclosure in the Registration Statement accordingly. Quintiles further respectfully advises the Staff that the amount of proceeds that will be used for general corporate purposes is currently expected to be the difference between the net proceeds received in the offering and the amount of proceeds used to pay down debt.

21.	We note that you intend to use a portion of proceeds “for general corporate purposes, including supporting … strategic growth opportunities in the future.” Please revise to disclose each material expenditure that will be included under general corporate purposes and the approximate amount intended to be used for each material expenditure. In addition, if your “strategic growth opportunities” include a potential acquisition of a business, please disclose the nature of the businesses to be sought, the status of any negotiations with respect to the acquisition, and a brief description of such business.

Quintiles respectfully advises the Staff that Quintiles has not identified specific assets or acquisitions to be funded with the net proceeds from the offering. Quintiles has revised pages 9 and 38 to disclose the nature of the acquisitions that may be sought and confirms that it will revise its disclosure in a subsequent pre-effective amendment if and when any such specific assets or acquisitions have been identified to include the information required by Item 504 of Regulation S-K.

Securities and Exchange Commission

April 2, 2013

22.	Please disclose the use of proceeds of your $300 million term loan as this appears to have been entered into less than a year from the date this registration statement on Form S-1 was filed.

In response to the Staff’s comment, Quintiles has disclosed the use of proceeds from its $300 million term loan on page 38.

23.	On page 13, you disclose that you declared and paid dividends to your shareholders of $567.9 million during 2012, part of which are deemed to be in contemplation of the offering with the intention of repayment out of offering proceeds. Please revise your disclosure under use of proceeds to note the amount of proceeds that are deemed to be in contemplation of the offering with the intention of repayment out of offering proceeds. Similarly, please revise your disclosure on page 10.

In response to the Staff’s comment, Quintiles has revised its disclosure on pages 9 and 39 with respect to the amount of dividends that are deemed to be in contemplation of the offering.

Dividend Policy, page 39

24.	Please expand your disclosure to disclose the restrictions on your ability to pay dividends rather than cross-referencing to the information.

In response to the Staff’s comment, Quintiles has removed the cross-reference and expanded the disclosure on page 40 to disclose the restrictions on its ability to pay dividends.

25.	For each fiscal year ended December 31, 2012, 2011 and 2010, please disclose the aggregate dividends paid to shareholders and your net income during the period.

In response to the Staff’s comment, Quintiles has expanded the disclosure on page 40 to disclose the aggregate dividends paid to its shareholders and the net income attributable to its shareholders during each period.

Management’s Discussion and Analysis Acquisitions, page 54

26.	For each acquisition, please disclose the acquisition cost and the date the acquisition was completed.

In response to the Staff’s comment, Quintiles has revised the disclosure on page 55 to include the acquisition cost and completion date for each referenced acquisition.

Sources of Revenue, page 54

27.	We note your statement that product sales accounted for less than 1% of consolidated service revenues for all periods. Please disclose the percentages of revenue attributable separately to product development, commercialization services, and commercial rights and royalties in this section.

In response to the Staff’s comment, Quintiles has revised its “Sources of Revenue” discussion on page 55 to disclose percentages of revenue attributable to each of product development, commercialization services, product sales and commercial rights and royalties in 2012.

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April 2, 2013

Results of Operations Backlog, page 55

28.	Please disclose the rates at which you realized your backlog potential for each of the years 2012, 2011, and 2010. Please also consider disclosing this information in your prospectus summary.

29.	With a view to clarifying your disclosure, please explain the basis for your belief that the conversion of your 2013 backlog into revenue will be at a lower rate than in 2012.

With respect to comment 29, Quintiles has revised its disclosure on pages 18 and 56 to delete the reference to expected 2013 backlog conversion because Quintiles has determined that discussing expected backlog conversion rates and the comparison of such rates to prior periods is not the most effective way to explain to investors the relationship of backlog at the beginning of a particular period to revenue that may occur during that period. Instead, Quintiles has revised its disclosure on pages 18 and 56 to explain that backlog at the beginning of 2013 included a higher concentration of projects in the planning and start up stages than backlog at the beginning of 2012 and that these stages typically generate revenue at a slower rate than projects that are in more advanced stages of their life cycle.

With respect to comment 28, Quintiles respectfully advises the Staff that, as discussed above with respect to Comment 29, Quintiles has deleted the references in the Registration Statement to expected 2013 backlog conversion and has focused its disclosure on the underlying components of backlog and why an increase in backlog at a particular point of time will not necessarily correspond to a similar increase in revenues during a particular period. With respect to the information the Staff has requested regarding actual conversion rates, Quintiles respectfully advises the Staff that Quintiles does not track this information. Because Quintiles’ customer contracts, and thus its backlog, are often amended due to change orders, revenue recognized during a particular period on a particular contract will represent a combination of both realization of backlog at the beginning of the period and recognition of revenue resulting from change orders executed during the period. Quintiles’ systems do not separately identify historical revenue that comes from beginning of period backlog from revenue that comes from change orders, and that distinction would be necessary to provide the information requested. Because Quintiles’ systems are not configured to track information regarding actual conversion rates, it would be impracticable for Quintiles to provide the information requested.

Revenues, page 55

30.	With a view to clarifying your disclosure, please explain what factors contributed to greater backlog coverage and growth in net new business in 2012 as compared to 2011; please explain the same for the differences in revenue between 2010 and 2011.

In response to the Staff’s comment, Quintiles has revised its disclosure on pages 56 to 57 to explain the factors that contributed to greater backlog coverage and growth in net new business in 2012 as compared to 2011 as well as the factors that contributed to the differences in revenue between 2011 and 2010.

Liquidity and Capital Resources, page 64

31.	Please discuss the rationale behind your use of proceeds from Term Loan B, Term Loan B-1 and Holdings Term Loan to pay dividends to your shareholders.

In response to the Staff’s comment, Quintiles has revised its disclosure on pages 66 to 67 to discuss its rationale for using the proceeds from these loans to pay dividends to its shareholders.

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April 2, 2013

Restrictive Covenants, page 67

32.	Please expand your disclosure to disclose all the material covenants of each agreement, including the financial covenants of the agreements. Similarly, please expand your disclosure starting on page 165.

In response to the Staff’s comment, Quintiles has expanded its disclosure on pages 68 to 69 and 169 to 173 to disclose all the material covenants of each relevant agreement, including the financial covenants contained in such agreements.

Application of Critical Accounting Policies Revenue Recognition, page 70

33.	We note your disclosures on page F-12 regarding your recognition of certain contract revenues using the proportional performance method, which presumably is based on the ratio of actual hours or days worked to total estimated hours or days. Discuss how you develop your estimates of total estimated hours or days. Provide analysis of how accurate your estimates have been in the past, how much the estimates have changed in the past and whether the estimates are reasonably likely to change in the future.

Quintiles respectfully advises the Staff that Quintiles’ commercialization services contracts are fee-for-service arrangements that are billed on a time and materials basis (based on contractual per-diem rates that are typically per-day but can also be per-hour or some other period of service). Accordingly, Quintiles recognizes revenues from these contracts on a time and materials basis at the per-diem rates as the services are performed. Therefore, revenue is not based on estimates of the volume of work to be performed and, accordingly, Quintiles is not subject to fixed price exposure on these contracts. In response to the Staff’s comment, Quintiles has revised its revenue recognition policy disclosure on page F-12 to more clearly describe revenue recognition on these arrangements.

Share-Based Compensation Expense Valuation Methodology, page 74

34.	We have reviewed your disclosure and have the following comments:

•	Quantitatively disclose the significant assumptions utilized in the discounted cash flows approach, and how they were estimated and changed at each valuation date; and
•	Once you can reasonably estimate the IPO price, qualitatively and quantitatively discuss each significant factor contributing to the difference between each valuation and the estimated IPO price.

In response to the Staff’s comment in the first bullet above, Quintiles has expanded the disclosure on page 78 to include the significant assumptions utilized in the discounted cash flows approach, and how they were estimated and changed at each valuation date. In addition, Quintiles respectfully acknowledges the Staff’s comment in the second bullet above and will provide the requested disclosure once it can reasonably estimate the IPO price.

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April 2, 2013

Business

Our Competitive Strengths

Technology Solutions and Process/Data Capabilities, page 83

35.	You disclose that you have obtained or applied for more than 60 patents in connection with the development of your proprietary technology, systems and processes. For each material patent or group of material patents, please expand your disclosure to disclose the duration of the patent(s) and the technology to which the patent(s) relate. If you do not have any material patents, please revise your disclosure to disclose this fact.

In response to the Staff’s comment, Quintiles has provided additional disclosure regarding its patents and other intellectual property on page 98.

Executive Compensation

Short-Term Incentive Compensation, page 120

36.	Similar to your disclosure for the incentive compensation adjustments for Mr. Ratcliff and Dr. Gillings, please expand your disclosure on page 121 to disclose why the Committee decided to increase the base amount for Mr. Gordon, Mr. Mortimer and Dr. Winstanly by 40%, resulting in an award of $553,350 for each of these executives.

In response to the Staff’s comment, Quintiles has expanded its disclosure on page 125 to disclose why the Committee decided to increase the base amount for Mr. Gordon, Mr. Mortimer and Dr. Winstanly.

Certain Relationships and Related Person Transactions PharmaBio Development Company, page 154

37.	Please indicate in your disclosure whether there are any remaining material rights or obligations between you and PharmaBio or between you and the TPG-Axon Entities relating to PharmaBio. If any such material rights or obligations remain, please describe them in this section.

Quintiles respectfully advises the Staff that there are no remaining rights or obligations between Quintiles and the TPG-Axon Entities on behalf of PharmaBio. Quintiles further respectfully advises the Staff that there are no remaining material rights or obligations between Quintiles and PharmaBio, as the only remaining rights or obligations between Quintiles and PharmaBio relate to a consulting services agreement between Quintiles and PharmaBio and arms-length agreements between Quintiles and PharmaBio to provide certain development and commercialization services to third parties on behalf of PharmaBio. These arrangements are disclosed in the Registration Statement under “Certain Relationships and Related Person Transactions—Service Agreements with PharmaBio.” In response to the Staff’s comment, Quintiles has revised the disclosure on pages 158 to 159 to clarify the nature of its remaining rights and obligations with PharmaBio and the TPG-Axon Entities on behalf of PharmaBio.

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April 2, 2013

Management Agreement, page 156

38.	Please file the agreement under which you plan to terminate the current Management Agreement as an exhibit to your registration statement as soon as possible.

Quintiles respectfully acknowledges the Staff’s comment and confirms that although it has revised Amendment No. 1 to reflect the expected resolution by the parties regarding the termination of the management agreement, the final forms of the agreements reflecting such resolution have not been approved. Once approved, Quintiles will file the agreements as exhibits to the Registration Statement.

Index to Financial Statements

Notes to Consolidated Financial Statements

1. Summary of Significant Accounting Policies, page F-8

39.	You disclose several business combinations in Note 15. Please tell us why you have not disclosed your accounting policy for business combinations. Refer to ASC 235-10-50-1. Also, please tell us why you reference the purchase accounting method in your disclosure on page F-24.

In response to the Staff’s comment, Quintiles has revised its disclosure on page F-10 to disclose its accounting policy for business combinations and has revised its disclosure on page F-24 to remove the reference to the purchase accounting method.

Long-Lived Assets, page F-10

40.	Please disclose the specific method used to amortize the definite-lived identifiable intangible assets.

In response to the Staff’s comment, Quintiles has revised its disclosure on page F-11 to disclose the specific method used to amortize the definite-lived identifiable intangible assets.

Employee Stock Compensation, page F-14

41.	You provide a range of volatilities for each period presented. Please tell us why you do not disclose the weighted-average expected volatility. Refer to ASC 718-10-50-2-f-2ii.

In response to the Staff’s comment, Quintiles has revised its disclosure on page F-14 to disclose the weighted-average expected volatility.

20.    Employee Benefit Plans

Defined Benefit and Contribution Plans, page F-41

42.	With respect to the defined benefit and contribution plans, please disclose the following information in accordance with paragraphs f, k, and l ASC 715-20-50-1.

In response to the Staff’s comment, Quintiles has revised its disclosure on pages F-41 to F-44 and F-46 in accordance with ASC 715-20-50-1. Quintiles has revised its financial statements to include the disclosures required by paragraphs f and k of ASC 715-20-50-1for its defined benefit plans. Quintiles respectfully advises the Staff that other than Quintiles’ agreement to provide lifetime health care coverage to its Executive Chairman and his spouse, Quintiles does not offer post-retirement health care related benefits to its employees. As disclosed on page 148, the estimated liability related to

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April 2, 2013

providing these benefits for Quintiles’ Executive Chairman and his spouse as of December 31, 2012 was approximately $400,000. Because this amount is immaterial to Quintiles’ financial condition and results of operations, Quintiles has not included the disclosure related to this arrangement that would otherwise be required by paragraph l of ASC 715-20-50-1.

We hope that the foregoing responses, including the revisions to the Registration Statement set forth in Amendment No. 1, are responsive to the Staff’s comments. If you should have any questions regarding this letter or require any further information, please call the undersigned at (919) 821-6668 or Amy M. Batten of our offices at (919) 821-6677.

Sincerely yours, SMITH, ANDERSON, BLOUNT, DORSETT, MITCHELL & JERNIGAN, L.L.P.

By:	/s/ Gerald F. Roach
Gerald F. Roach

cc:	Securities and Exchange Commission

Jennifer Riegel

Austin Stephenson

Tabatha Akins

Lisa Vanjoske

Quintiles Transnational Holdings Inc.

Thomas H. Pike

Kevin K. Gordon

James H. Erlinger III

Smith, Anderson, Blount, Dorsett, Mitchell & Jernigan, L.L.P.

Amy M. Batten

Simpson Thacher & Bartlett LLP

Joshua Ford Bonnie

White & Case LLP

Colin Diamond